Exhibit 99.1

SDLP - Seadrill Partners LLC Announces Public Offering of 10,400,000 Common Units

London, United Kingdom, March 11, 2014 - Seadrill Partners LLC (“Seadrill Partners” or the “Company”) (NYSE: SDLP) announced today that it plans to offer 10,400,000 common units representing liability company interests in a public offering. In addition, and concurrently with the closing of the public offering, Seadrill Limited (“Seadrill”) has agreed that it will purchase at least $50.0 million of common units at the public offering price. The Company intends to use the net proceeds from the public offering and the concurrent private placement to fund its portion of the net (after debt) purchase price in connection with the previously announced proposed acquisition by Seadrill Capricorn Holdings LLC of the entitles that own and operate the drillship, the West Auriga (the “Auriga Acquisition”).

Seadrill Partners was formed by Seadrill to own, operate and acquire offshore drilling rigs under long-term contracts. Its current fleet consists of four semi-submersible rigs (the West Capricorn, the West Aquarius, the West Leo and the West Sirius), one drillship (the West Capella), two tender rigs (the T-15 and the T-16), and one semi-tender (the West Vencedor).

Goldman, Sachs & Co., BofA Merrill Lynch, Credit Suisse, Morgan Stanley, RBC Capital Markets and Wells Fargo Securities are acting as the joint bookrunning managers, in connection with the offering of common units.

When available, copies of the preliminary prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 866-471-2526, Facsimile: 212-902-9316, Email: prospectus-ny@ny.email.gs.com; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or Email dg.prospectusrequests@baml.com; Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or email at newyork.prospectus@credit-suisse.com; Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Telephone: 877-822-4089; or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, Telephone: 800-326-5897, Email: cmclientsupport@wellsfargo.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units in the public offering will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-192053). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements, which include statements related to the public offering of common units, the concurrent private placement and the use of proceeds therefrom, are based upon the current beliefs and expectations of Seadrill Partners’ management and are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Seadrill Partners does not assume any obligation to update the information contained in this press release.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetræ: Chief Financial Officer